LATAM group’s capacity increased 7.2% in May compared to the same month of 2024

Operating statistics for May 2025

Santiago, June 10, 2025 - During May, LATAM group increased its consolidated capacity, measured in available seat-kilometers (ASK), by 7.2% compared to the same month of 2024. This growth was mainly driven by a 13.0% increase in LATAM Airlines Brazil’s domestic capacity. Additionally, a new route from São Paulo (Guarulhos) to Fernando de Noronha was launched during the month, further strengthening domestic connectivity within Brazil.

It is worth noting that in May 2024, operations at Salgado Filho International Airport (POA) in Porto Alegre were suspended due to severe flooding in the state of Rio Grande do Sul in Brazil. Domestic operations at that airport were progressively resumed beginning in October 2024 and have now been fully restored. This recovery partially contributed to the increase in LATAM Airlines Brazil’s domestic capacity observed in May 2025.
On the other hand, domestic capacity of the group’s affiliates in Chile, Colombia, Ecuador and Peru noted a slight decrease of 0.7%. This is a continuation of the trend observed in the previous month, and is explained by the strategic reallocation of part of LATAM Airlines Colombia’s domestic capacity toward the international segment. Both effects are aligned with the updated 2025 guidance.
Consolidated traffic, measured in revenue passenger-kilometers (RPK), increased by 9.6%. As a result, the consolidated load factor in May 2025 reached 83.1%, an increase of 1.8 percentage points compared to the same month of the previous year.
In terms of cargo, LATAM group’s capacity, measured in available ton-kilometers (ATK), increased by 1.7% compared to May 2024, reaching 688 million ATKs.
The following table summarizes the main operating statistics for the month and year-to-date as of May for the main LATAM group business segments:

INVESTOR RELATIONS CONTACT INFORMATION
LATAM Airlines Group S.A.
Investor Relations
InvestorRelations@latam.com
Tel: (56-2) 2565-3844
www.latamairlinesgroup.net

LATAM GROUP OPERATIONS	May			Year to Date
	2025	2024	% Change	2025	2024	% Change
LATAM GROUP PASSENGER OPERATIONS
REVENUE PASSENGER KILOMETERS (million)
SYSTEM	11,378	10,382	9.6%	56,820	52,899	7.4%
DOMESTIC SSC (1)	1,742	1,751	-0.5%	9,564	9,393	1.8%
DOMESTIC BRAZIL (2)	3,510	2,988	17.5%	16,907	15,595	8.4%
INTERNATIONAL (3)	6,126	5,643	8.6%	30,350	27,912	8.7%

AVAILABLE SEAT KILOMETERS (million)
SYSTEM	13,685	12,760	7.2%	68,200	63,628	7.2%
DOMESTIC SSC (1)	2,203	2,218	-0.7%	11,692	11,557	1.2%
DOMESTIC BRAZIL (2)	4,279	3,786	13.0%	20,812	19,536	6.5%
INTERNATIONAL (3)	7,203	6,756	6.6%	35,695	32,535	9.7%

PASSENGER LOAD FACTOR
SYSTEM	83.1%	81.4%	1.8p.p	83.3%	83.1%	0.2p.p
DOMESTIC SSC (1)	79.1%	79.0%	0.1p.p	81.8%	81.3%	0.5p.p
DOMESTIC BRAZIL (2)	82.0%	78.9%	3.1p.p	81.2%	79.8%	1.4p.p
INTERNATIONAL (3)	85.1%	83.5%	1.5p.p	85.0%	85.8%	-0.8p.p

PASSENGER BOARDED (thousand)
SYSTEM	6,888	6,382	7.9%	34,579	32,864	5.2%
DOMESTIC SSC (1)	2,371	2,453	-3.3%	12,630	12,659	-0.2%
DOMESTIC BRAZIL (2)	3,129	2,683	16.6%	14,907	13,909	7.2%
INTERNATIONAL (3)	1,389	1,246	11.4%	7,043	6,296	11.9%

LATAM GROUP CARGO OPERATIONS

REVENUE TON KILOMETERS (Cargo) (million)
SYSTEM	367	370	-0.7%	1,822	1,731	5.3%

AVAILABLE TON KILOMETERS (Cargo) (million)
SYSTEM	688	677	1.7%	3,398	3,269	3.9%

CARGO LOAD FACTOR
SYSTEM	53.3%	54.7%	-1.3p.p	53.6%	53.0%	0.7p.p

(1) Domestic SSC refers to domestic operations of LATAM Airlines Chile, LATAM Airlines Colombia, LATAM Airlines Ecuador and LATAM Airlines Peru.
(2) Domestic Brazil refers to LATAM Airlines Brazil domestic operations.
(3) International refers to international operations of LATAM Airlines Brazil, LATAM Airlines Chile, LATAM Airlines Colombia, LATAM Airlines Ecuador, LATAM Airlines Peru and LATAM Airlines Paraguay.

INVESTOR RELATIONS CONTACT INFORMATION
LATAM Airlines Group S.A.
Investor Relations
InvestorRelations@latam.com
Tel: (56-2) 2565-3844
www.latamairlinesgroup.net

ABOUT LATAM GROUP
LATAM Airlines Group S.A. and its affiliates are the principal group of airlines in Latin America present in five domestic markets in the region: Brazil, Chile, Colombia, Ecuador and Peru, in addition to international operations within Latin America and to / from Europe, the United States, Oceania, Africa and the Caribbean.
The group has a fleet of Boeing 767, 777, 787, Airbus A321, A321Neo, A320, A320Neo, and A319 aircraft. Additionally, the Airbus 330, operated under short-term leases, is also part of the current operations.
LATAM Cargo Chile, LATAM Cargo Colombia and LATAM Cargo Brazil are the LATAM group cargo subsidiaries. In addition to having access to the bellies of the passenger affiliate’s aircraft, they have a fleet of 20 freighters. They operate on the LATAM group network as well as international routes that are solely used for freighters. They offer modern infrastructure, a wide variety of services and protection options to meet all customer needs.
More financial information at www.latamairlinesgroup.net
www.latam.com

INVESTOR RELATIONS CONTACT INFORMATION
LATAM Airlines Group S.A.
Investor Relations
InvestorRelations@latam.com
Tel: (56-2) 2565-3844
www.latamairlinesgroup.net